FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
              Bill Fletcher
                President and CEO
                Teva North America

FOR IMMEDIATE RELEASE   (215) 591-8800
              Dorit Meltzer
                Director, Investor Relations
                Teva Pharmaceutical Industries Ltd.
                (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF AMOXICILLIN AND CLAVULANATE POTASSIUM FOR ORAL SUSPENSION, 200 MG AND 400 MG

Jerusalem, Israel, May 25, 2004 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted approval for the company's ANDA for Amoxicillin and Clavulanate Potassium for Oral Suspension, 200 mg/28.5 mg/5 mL and 400 mg/57 mg/5 mL. A launch date has not yet been finalized.

Amoxicillin and Clavulanate Potassium for Oral Suspension is the AB-rated generic equivalent of GlaxoSmithKline's Augmentin® for Oral Suspension, a broad spectrum antibiotic.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: May 27, 2004